Exhibit A


Pioneer Series Trust IV
60 State Street
Boston, Massachusetts 02110

December 21, 2011


VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

	Re:     Pioneer Series Trust IV
		Registration Statement on Form N-1A
		(File Nos. 333-126384; 811-21781)

Ladies and Gentlemen:

	In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the "Registrant"), filed on October 3, 2011 with respect to its series Pioneer Multi-Asset Income Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy
of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Pioneer Series Trust IV

By:	/s/Christopher J. Kelley
	Name:	Christopher J. Kelley
	Title:	Secretary